

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 24, 2020

Howard Yu
Chief Financial Officer
Envista Holdings Corp
200 S. Kraemer Blvd., Building E
Brea, California 92821-6208

>   **Re: Envista Holdings Corp**
>   **Form 10-K for the Fiscal Year Ended December 31, 2019**
>   **Filed February 21, 2020**
>   **File number 001-39054**

Dear Mr. Yu:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2019

Management's Discussion and Analysis
Non-GAAP Measures, page 51

1.   With respect to your disclosures relating to Sales and Non-GAAP Measures, please address the following:
   •   You present a discussion of your Non-GAAP Measures on page 51 and a narrative beginning on page 53 focused on your core sales growth, a non-GAAP measure. A similar presentation is included beginning on page 43 of your October 3, 2020 Form 10-Q. Please confirm that you will revise your presentation in future periodic reports to quantify and explain significant factors that affected your GAAP sales preceded by any discussion of your non-GAAP measures.
   •   Please confirm you will quantify the effect that changes in price versus volume had on the change in sales in future filings. For example, we noted a significant decline in sales in the nine months ended October 2, 2020 for which it is unclear how much

of the decline related to price versus volume and if the decrease in volume was related solely to COVID-19 or other factors.

- Your presentation beginning on page 7 in Exhibit 99.1 of the Form 8-K filed October 29, 2020 appears to include a full income statement presentation of non-GAAP measures which does not appear to comply with Question 102.10 of the Non-GAAP Financial Measures Compliance and Disclosure Issues. Please confirm you will revise your presentation in future earnings releases.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Mary Mast at 202-551-3613 or Daniel Gordon at 202-551-3486 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences